EXHIBIT (a)(1)(iv)

Offer by

Eaton Vance Limited Duration Income Fund (“Limited Duration Income Fund”) (Ticker: EVV)

to Purchase for Cash up To 100% of Its Outstanding Preferred Shares of Limited Duration Income Fund
Designated Series A, B, C, D and E

Eaton Vance Senior Floating-Rate Trust (“Senior Floating-Rate Trust”) (Ticker: EFR)

to Purchase for Cash up To 100% of Its Outstanding Preferred Shares of Senior Floating-Rate Trust
Designated Series A, B, C and D

Eaton Vance Senior Income Trust (“Senior Income Trust”) (Ticker: EVF)

to Purchase for Cash up To 100% of Its Outstanding Preferred Shares of Senior Floating-Rate Trust
Designated Series A and B

________________

April 30, 2026

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed to act as Information Agent in connection with offers made by (i) Limited Duration Income Fund to purchase for cash up to 100% of the outstanding preferred shares of beneficial interest of Limited Duration Income Fund, (ii) Senior Floating-Rate Trust to purchase for cash up to 100% of the outstanding preferred shares of beneficial interest of Senior Floating-Rate Trust, and (iii) Senior Income Trust to purchase for cash up to 100% of the outstanding preferred shares of beneficial interest of Senior Income Trust (which, with respect to each Fund, constitutes the “Offer” and, together, the “Offers”). Limited Duration Income Fund, Senior Floating-Rate Trust and Senior Income Trust are referred to individually herein as a “Fund” and collectively as the “Funds.” The Offers for outstanding preferred shares of each Fund, par value $0.01 per share and liquidation preference of $25,000 per share, designated Auction Preferred Shares in the Series noted above for each Fund (the “Preferred Shares”), are being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2026 and each Fund’s related Letter of Transmittal. The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), plus any unpaid dividends accrued through May 29, 2026, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest.

If you tender Preferred Shares on behalf of your clients who are Preferred Shareholders, you must submit a tender for each such client separately. You may not combine tenders on behalf of multiple Preferred Shareholders.

We are asking you to contact your clients for whom you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee) or who hold a Fund’s Preferred Shares registered in their own names. Please bring the Offer(s) to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1. The Offer to Purchase dated April 30, 2026;

2. Letter(s) of Transmittal for your use and for the information of your clients, including IRS Form W-9, which provides information relating to U.S. federal backup withholding;

3. Notice of Guaranteed Delivery to be used to accept an Offer if the Preferred Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase); and

4. A form of letter which may be sent to your clients for whose accounts you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer(s).

EACH FUND’S OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 29, 2026, UNLESS THE OFFER IS EXTENDED.

Each Offer is not being made to, and a Fund will not accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Each Fund’s Offer is conditioned upon meeting certain conditions as described in the Offer to Purchase dated April 30, 2026.

No Fund will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Preferred Shares pursuant to an Offer. Each Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. Each Fund will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to an Offer, except as otherwise provided in the Offer to Purchase. However, U.S. federal backup withholding may be required unless either an exemption is established or the required taxpayer identification information and certifications are provided. See the Instructions to the Letter of Transmittal and Section 4, “Procedure for Tendering Preferred Shares,” of the Offer to Purchase.

In order to accept an Offer, an Agent’s Message for each tendering Preferred Shareholder, and any other required documents, must be sent to the Depositary no later than 5:00 p.m., New York City time, on Friday, May 29, 2026. As noted above, you must submit a separate Agent’s Message on behalf of each tendering Preferred Shareholder and may not combine tenders on behalf of multiple Preferred Shareholders in a single Agent’s Message. You must also provide additional contact information for your Auction Department and/or the Broker-Dealer who submits auction instructions for the Preferred Shares on your behalf. Should you be unable to provide this contact information, each Fund, in its sole discretion, may waive this requirement. Please contact EQ Fund Solutions, LLC, the Information Agent for Offer, toll free at (877) 732-3614 with any questions.

No recommendation to any holder of Preferred Shares is made by a Fund, its Board of Trustees or Eaton Vance Management, investment adviser to each Fund, as to whether to tender or refrain from tendering Preferred Shares in an Offer.

Any inquiries you may have with respect to an Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

EQ Fund Solutions, LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF ANY FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.